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                    AEP ENERGY SERVICES, INC.
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 26267
             FOR THE QUARTER ENDED SEPTEMBER 30, 1995
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                             CONTENTS

                                                                         Page
Statements of Income                                                       1

Balance Sheet                                                              2

Description of Activities                                                  3

Listing of any Guarantees or Assumption of Liabilities by
  American Electric Power Company, Inc. (AEP Co., Inc.) on
  Behalf of AEP Energy Services, Inc. (AEPES)                              3

Description of Services from Associated Companies                          3

Description of Services to Associated Companies                            4

Chart of Investments by AEP Co., Inc. in EWGs, FUCOs and QFs               4

Information Concerning Intellectual Property                               4
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                    AEP ENERGY SERVICES, INC.
                       STATEMENTS OF INCOME
                            UNAUDITED
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                                  Three Months Ended      Nine Months Ended
                                  September 30, 1995      September 30, 1995
                                               (in thousands)
REVENUES:
  Services Rendered. . . . . . . .     $  695                   $ 1,149
  Miscellaneous Income . . . . . .         24                        64

          TOTAL REVENUES . . . . .        719                     1,213

EXPENSES:
  Outside Services Employed. . . .        370                     1,060
  Affiliated Services Employed . .        858                     1,869
  Materials and Supplies . . . . .        160                       161
  Miscellaneous. . . . . . . . . .         45                        74

          TOTAL EXPENSES . . . . .      1,433                     3,164

LOSS BEFORE FEDERAL INCOME TAXES .       (714)                   (1,951)

FEDERAL INCOME TAX CREDIT. . . . .       (250)                     (683)

NET LOSS . . . . . . . . . . . . .     $ (464)                  $(1,268)


The common stock of the Company is wholly owned
by American Electric Power Company, Inc.
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                    AEP ENERGY SERVICES, INC.
                          BALANCE SHEET
                        SEPTEMBER 30, 1995
                            UNAUDITED
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                                                          (in thousands)
ASSETS
PROPERTY:
  Flash Fill Patent. . . . . . . . . . . . . . . . . . . .     $   27
  Accumulated Amortization . . . . . . . . . . . . . . . .          5

          NET PROPERTY . . . . . . . . . . . . . . . . . .         22

CURRENT ASSETS:
  Cash and Cash Equivalents. . . . . . . . . . . . . . . .        655
  Accounts Receivable. . . . . . . . . . . . . . . . . . .        865
  Accrued Tax Benefits. . . . . . . . . . . . . . . . . .         688
  Prepayments. . . . . . . . . . . . . . . . . . . . . . .         18

          TOTAL CURRENT ASSETS . . . . . . . . . . . . . .      2,226

DEFERRED CHARGES . . . . . . . . . . . . . . . . . . . . .         70

            TOTAL ASSETS . . . . . . . . . . . . . . . . .     $2,318


CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 1,000 Shares
    Outstanding - 110 Shares. . . . . . . . . . . . . . .     $   110
  Paid-in Capital . . . . . . . . . . . . . . . . . . . .       3,890
  Accumulated Deficit . . . . . . . . . . . . . . . . . .      (3,131)

         TOTAL SHAREHOLDER'S EQUITY . . . . . . . . . . .         869

CURRENT LIABILITIES - Accounts Payable -
  Affiliated Companies. . . . . . . . . . . . . . . . . .         451

DEFERRED CREDITS. . . . . . . . . . . . . . . . . . . . .         998

            TOTAL CAPITALIZATION AND LIABILITIES. . . . .     $ 2,318
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                    AEP ENERGY SERVICES, INC.
                      ADDITIONAL INFORMATION
             FOR THE QUARTER ENDED SEPTEMBER 30, 1995

1.  DESCRIPTION OF ACTIVITIES

    (i) Power Project Services

        AEPES continues to render project development, engineering, design, construction and construction management, and other similar services in connection with non-affiliated projects relating to the generation, transmission and distribution of electric power.

    (ii)    Energy Management and Demand-Side Management Services

        AEPES continues to evaluate opportunities to provide energy management and demand-side management services, but did not provide any such services during the quarter ended September 30, 1995.

    (iii) Other Consulting Services

        AEPES continues to offer consulting services to entities that are not engaged in projects relating to the generation, transmission or distribution of electric power.

    (iv)    Services to AEP Resources, Inc. and AEP Investments, Inc.

        AEPES has not yet begun to provide services to AEP Resources, Inc. or AEP Investments, Inc.

2.  GUARANTEES OR ASSUMPTION OF LIABILITIES BY AEP Co., Inc. ON BEHALF OF
    AEPES

        None.

3.  SERVICES OBTAINED FROM ASSOCIATE COMPANIES
                                                  Dollar Value   Number of
    Associate Company/Services                     of Services    Personnel
    American Electric Power Service Corporation
      (AEPSC)/Engineering and Administrative
        Services                                      $855,718        204*

    Columbus Southern Power Company/                       53         Not
      Technical Assessment                                         Applicable

    Indiana Michigan Power Company/                       772         2**
      Technical Assessment

    Ohio Power Company/                                 1,893         5***
      Technical Assessment


    * 11,347.7 hours for the quarter which is equivalent to approximately 22 full time employees
    **  18 hours for the quarter which is equivalent to approximately .03 full time employees
     *** 47.5 hours for the quarter which is equivalent to approximately .09 employees
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                    AEP ENERGY SERVICES, INC.
                ADDITIONAL INFORMATION (Continued)
             FOR THE QUARTER ENDED SEPTEMBER 30, 1995

4.  SERVICES PROVIDED TO ASSOCIATE COMPANIES

        None.

5. Chart showing all EWGs, FUCOs and QFs in which AEP Co., Inc. has a direct or an indirect investment:

    American Electric Power Company, Inc.
        |
        |
      AEP Resources, Inc. (100% owned)
         |
         |
        AEP Resources International, Ltd. (100% owned EWG)
           Equity investment of $56,000 by AEP Resources, Inc. in AEP
            Resources International, Ltd.

6. There was no intellectual property provided to AEPES by AEPSC or any operating subsidiaries of AEP Co., Inc. and there was no intellectual property provided by AEPES to AEPSC or any operating subsidiaries of AEP Co., Inc..